Exhibit 99.1

iClick Interactive Asia Group Limited Announces Annual General Meeting Results

HONG KONG — Dec 20, 2022 — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), a leading enterprise and marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, today announced the results of its annual general meeting of shareholders held in Hong Kong on December 20, 2022.

At the meeting, the shareholders of the Company approved and ratified the following resolution:

To approve and ratify the appointment of Mr. Tiezhu (David) Zhang as a director of the Company.

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a leading enterprise and marketing cloud platform in China. iClick's mission is to empower worldwide brands to unlock the enormous market potential of smart retail. With its leading proprietary technologies, iClick's full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. Headquartered in Hong Kong, iClick currently operates in eleven locations across Asia and Europe. For more information, please visit https://ir.i-click.com.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Lisa Li	Tom Caden
Phone: +86-21-3230-3931 #866	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com